4525 Ayers Street

Corpus Christi, TX 78415

(361) 884-2463

www.susser.com

October 8, 2008

H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:	Susser Holdings Corporation
Form 10-K for Fiscal Year Ended December 30, 2007
Filed March 14, 2008
Form 10-Q for Periods Ended March 30 and June 29, 2008
Filed May 9 and August 8, 2008
File No. 1-33084

Dear Mr. Owings:

We are in receipt of your letter dated September 24, 2008, containing comments on the above referenced filings. We will address each comment individually in the following paragraphs. For your convenience, we have reproduced the full text of each of the Staff’s comments above our responses below.

Form 10-K for Fiscal Year Ended December 30, 2007

Item 1. Business, page 1

General

2.	We note your disclosures in several places throughout pages 2 through 7 relating your retail and wholesale revenues. The products and services you offer to customers include fuel, dairy products, cigarettes and other tobacco products, beer, packaged drinks and other hot and cold beverages, prepared food services for breakfast, lunch and dinner through the Laredo Taco Company and your in-house proprietary restaurant operations, snacks, and other general merchandise products. Further, you disclose that you offer a wide variety of other services such as environmental consulting, maintenance and construction management services to the petroleum and convenience store industries through Applied Petroleum Technologies, Ltd., a wholly-owned subsidiary. Please revise to clarify the distinction between your food service and merchandise categories within your retail segment. For example, on page 2 food service revenues are noted to be $54,197 whereas on page 3 foodservice sales are disclosed as being $89.6 for fiscal 2007.

Response

The disclosures on page 2 for food service revenues and gross profit of $54,197 and $25,060, respectively, are based on our internal definition of foodservice, which consists of our Laredo Taco Company and Country Cookin’ proprietary restaurant operations, as well as several Subway

Susser Holdings Corporation

October 8, 2008

and Godfathers Pizza restaurant franchises we operate inside our stores. The amounts disclosed on page 3 in the table of retail segment merchandising category sales are based on the broader, convenience store industry definition of foodservice, and include our restaurant operations (as described above) along with hot dogs, fountain beverages, coffee and other prepared foods. These additional items are included in the merchandise category on page 2.

We agree that a consistent definition of foodservice should be used, and we will prospectively change the summary table on page 2 to make it consistent with the industry definition used on page 3. The table on page 2 for Fiscal 2007 would be shown as follows.

	Revenues	% of Total	Gross Profit	% of Total
	(dollars in thousands)
Merchandise	354,600	21.2	103,629	44.5
Foodservice	89,618	5.3	40,937	17.6
Service and other	20,843	1.2	20,846	9.0
Motor fuel	1,211,751	72.3	67,334	28.9

Total	$1,676,812	100.0%	$232,746	100.0%

Item 7. Management’s Discussion and Analysis of Financial Condition and Result of Operations

Key Measures Used to Evaluate and Assess Business, page 35

3.	We note your disclosure of same store sales performance for merchandise sales only. Please revise your disclosure to indicate that retail store sales relating to fuel have been excluded from your calculation of same store sales data and the reason why. Also, please indicate if you have included or excluded food service and disclose that your calculations may not be comparable to your competitors.

Response

We will prospectively modify our discussion of merchandise same store sales under Key Measures as follows. “Merchandise same store sales. This reflects the change in year-over-year merchandise sales for comparable stores. This measure includes food service sales, but does not include motor fuel sales due to the volatility in the retail price of motor fuels. We include a store in the same store sales base in its thirteenth full month of operation. A store that is closed is removed from the same store calculation base, including its historical sales. A store that is razed and rebuilt is treated as a closed store when it is razed, and then as a new store when it is rebuilt. Remodeled stores are included in our same store sales base. Although we believe this calculation is generally comparable to that used by others in our industry, this calculation may differ from that used by other companies.”

Results of Operations

4.	Your acquisition of 168 retail stores from Town & Country represented a 50% increase in the number of stores in operation, resulting in a significant increase in revenues and expenses. Further, the full year results of new stores added in the prior year along with the partial year results of new stores opened in the current year also make a measurable contribution to your results of operations. Please quantify and disclose the contribution or impact on your results of operations of the recently acquired stores and the internally developed new store openings and closings, if any, for each period presented. Refer to Item 303(a)(3) of Regulation S-K.

Susser Holdings Corporation

October 8, 2008

Response

While the acquisition of Town & Country did increase our retail store base by 50%, the acquisition was completed on November 13, 2007, resulting in only 48 days of its operations included in our fiscal year. Note that under each subheading of the section comparing Fiscal 2007 to Fiscal 2006 we have already included discussions of the quantitative impact of Town & Country and other new stores on the significant items contributing to results of operations, including merchandise sales ($51.4 million), retail gallons sold (30.6 million), total gross profit ($31.7 million), general and administrative expense ($1.1 million), depreciation expense ($3.5 million) and interest expense ($2.7 million). The only items not specifically quantified were personnel expense ($13.2 million increase) and other operating expenses (approximately $5.9 million), although these increases were attributed primarily to Town & Country and new stores. Other significant items not related to Town & Country and new stores were quantified in these categories. Additionally, we included pro forma statements of operations in Note 4 to the Financial Statements as if Town & Country had been included in our results for all of the last two fiscal years, to provide the reader with a more complete analysis of the impact of the acquisition on our results. Therefore, we believe that our disclosure satisfies the requirements of Item 303(a)(3) of Regulation S-K.

Fiscal 2007 Compared to Fiscal 2006

Retail Motor Fuel Sales, Gallons and Gross Profit, page 40

Wholesale Motor Fuel Sales, Gallons and Gross Profit, page 40

5.	We note that retail gross profit cents per gallon increased in 2007 while wholesale gross profit cents per gallon in 2007 declined in 2007. Disclose if you anticipate these trends to continue in future periods.

Response

We attributed a portion of the decline in wholesale fuel margin to a mix change resulting from the sale of 25 unattended units in 2006. However, we are unable to predict if future margins will increase or decrease due to the inherent volatility of fuel margins, which stem from factors outside the control of the company, all of which can have a significant impact on our fuel gross profit cents per gallon. These factors include, but are not limited to, the impact of the volatility in crude oil and wholesale petroleum costs, changes in consumer behavior in reaction to retail gasoline prices, competitive pressures, and shortages in crude oil or gasoline supplies due to the impact of hurricanes in the Gulf of Mexico. These factors are included in our Safe Harbor Discussion under “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Additionally, we discuss fuel margin volatility in “Market and Industry Trends” on page 34 and in the second risk factor on page 14.

Liquidity and Capital Resources, page 44

Contractual Obligations and Commitments

Contractual Obligations

6.	We note your disclosure on page 8 of the new long-term fuel supply agreement with Valero Marketing and Supply Company relating to the purchase of motor fuel for more than 300 retail stores and wholesale customer which expires in July 2018. Further, we understand you also have wholesale certain merchandise supply agreements, one of which is with McLane Company, Inc. that expires in 2010. Please revise your tabular presentation to disclose the minimum cash funding requirements for these supply agreements. Refer to Item 303(a)(5)(D) of Regulation S-K.

Susser Holdings Corporation

October 8, 2008

Response

Our Distribution Service Agreement with McLane Company, Inc. does not contain any minimum purchase requirement. While our fuel supply agreement with Valero Marketing and Supply Company does set minimum gallon requirements, it does not fix the price at which we purchase such gallons. Rather, fuel prices are computed daily, for each product type and each delivery terminal, based on a market index. Consequently, this agreement does not contain—or create—a fixed minimum cash funding obligation and we are not able to estimate the amount of any future purchase obligation without making assumptions as to the future market prices of fuel (by fuel type) and the distribution of our purchases across the delivery terminals covered by this agreement.

Application of Critical Accounting Policies, page 51

7.	Your current disclosure for several of the critical accounting estimates duplicates much of the disclosure provided in Note 2 for the same area under significant policies. Please revise your disclosure to provide a more insightful, quantified analysis of your critical accounting estimates. In doing so, disclose the amounts of estimates that materially affected your reported earnings and the amount of the related estimates recorded for each period presented. Please also provide an analysis of the effects of material changes in your critical accounting estimates on revenues, costs and expenses and gross profit for the periods presented. In addition, discuss why your estimates or assumptions bear the risk of change including whether there are uncertainties attached to the estimates or assumptions or whether the estimates are difficult to measure or value, and how they impact your results of operations. Further, provide an analysis, to the extent material, of the factors your consider at arriving at the estimates or assumptions, how accurate the estimates or assumptions have been in the past and whether the estimates are reasonably likely to change in the future. Please refer to SEC Release No. 33-8350.

Response

See Attachment A for a complete revised disclosure of critical accounting estimates. We propose revising this prospectively in our Form 10-K for Fiscal 2008.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-7

General

8.	Please revise to disclose how you account for interest which is capitalized as part of the asset cost and disclose the amount capitalized. See paragraph 21 of SFAS 34.

Response

The disclosure of the amount of interest capitalized is included in Note 16 ($550 thousand for the year ended December 30, 2007). We will prospectively add a disclosure under Note 2 regarding the policy for capitalizing interest as follows. “The Company capitalizes interest expense as part of the cost of construction of facilities and equipment and amortizes this amount over the life of the underlying asset. See Note 16.”

Goodwill, page F-9

9.	Please disclose the date each year you perform the annual impairment test of goodwill. See paragraph 26 of SFAS 142.

Susser Holdings Corporation

October 8, 2008

Response

We will prospectively add a disclosure under Note 2, Goodwill as follows. “The annual impairment test of goodwill is performed as of the first day of the fourth quarter of the fiscal year.”

Revenue Recognition, page F-11

10.	Your disclosure states that a portion of your motor fuel sales to wholesale customers are on a consignment basis, whereby you retain title and recognize revenue when the fuel is sold to the ultimate customer. Please explain how you ensure the accuracy of your revenue recognition each period based on fuel sales by third party wholesale customers. In this regard, disclose if there is a delay in the recognition of revenue on sales from fuel held on consignment. Revise your disclosure of fuel inventories in Note 6 to identify the amount of fuel on consignment and not held by you for all periods presented.

Response

The sales described as consignment sales are not fuel sales made by third party wholesale customers, but are instead sales made directly by the Company to consumers. In these situations, a wholesale customer operates a convenience store property and Susser Holdings owns the fuel pumps, fuel storage tanks and fuel inventory on site. In some cases, Susser Holdings also owns the convenience store property and leases it to the wholesale customer. When a consumer purchases fuel from the tank, our equipment on the fuel pumps records the sale. The wholesale customer collects the cash from the consumer on our behalf and remits that cash to us, net of a fixed commission, based on the sales recorded by our equipment. If the consumer uses a credit card to make the fuel purchase, that sales information is also recorded by our equipment and credit card collections are remitted directly to us via our fuel supplier’s processing network. No delay in revenue recognition occurs as the sales are recognized interactively on a daily basis. The fuel inventories at these locations are controlled by the Company and are recorded on the Company’s balance sheet and included in the inventories disclosed in Note 6.

11.	Please tell us and revise your disclosure to clarify the nature of the amounts in Note 12 classified as deferred revenue balances of $2.6 million as of each period presented.

Response

These deferred revenue balances represent amounts remitted to us by refiners related to the execution of fuel supply contracts. When a location is branded to a specific refiner’s brand, a commitment is made to the refiner to maintain the brand at that location for a specified number of years. In consideration for this agreement, the refiner remits incentive payments to the Company either up front or over the course of the contract as fuel is purchased from the refiner. In order to properly match the receipt of these payments to the term of the branding contract, the amounts received are recorded as a liability and amortized over the term of the contract as a credit against operating expenses.

Disclosure of these incentive payments and resulting deferred amounts are included in Note 10 and Note 15 – Refiner Rebates. As the amortization of these incentives are not included in revenues, we will prospectively change our description of these balances to “deferred branding incentives.”

Susser Holdings Corporation

October 8, 2008

Note 4. Acquisition of TCFS Holdings, Inc., page F-14

12.	Please disclose the factors that contributed to a purchase price of $356 million that resulted in the recognition of goodwill. See paragraph 51 of SFAS 141. Please tell us what consideration you gave to identifying intangible assets that meet the criteria for recognition apart from goodwill as discussed in paragraph of 39 of SFAS 141 and outlined in Appendix A. Please tell us the process you used to identify all intangible assets including those related to supplier and customer relationships. Please also tell us how you determined the fair value of the trade name, favorable and unfavorable lease agreements and any covenants not to compete. Please explain what adjustments to date have been made to your preliminary purchase price allocations and why.

Response

Susser paid total merger consideration of $356 million for TCFS Holdings, Inc., which was a premium over the fair value of the net tangible and identified intangible assets for a number of potential strategic and financial benefits that are expected to be realized, including, but not limited to, the following:

•	The acquisition was a highly strategic, contiguous market opportunity.

•	The acquisition enhances our scale, both in terms of store base and operations.

•	TCFS has a high-quality store base and people-driven culture, which we believe provides opportunity for continued long-term growth.

•	The acquisition enhances market and geographic diversification.

•	The increased footprint facilitates additional retail and wholesale business growth, both in terms of fill-in sites within the new market area, as well as additional acquisitions in contiguous areas.

•	The acquisition provides synergy potential through combined cost savings and margin enhancement opportunities. Our current estimate of annualized synergies is $10 million.

We are currently in process of completing the final valuation of the TCFS acquisition. For purposes of the preliminary valuation recorded as of December 30, 2007, we considered the following intangible assets:

•	Favorable/unfavorable leaseholds

•	Non-compete covenants

•	Supplier agreements

•	Customer relationships

•	Trade names

In our judgment, any value assigned to intangible assets, and related amortization expense, would be immaterial, and therefore we did not assign value to them in our preliminary purchase price allocation. Some of the factors we considered in this determination included the following:

•	TCFS Holdings was a party to approximately 30 leases, most of which were fairly recent in execution and were at or near market rental rates.

•

The majority of TCFS Holdings’ executive management initially became employees of Susser Holdings, and no direct non-compete agreements were executed at the date of acquisition. However, employment agreements were executed and are being evaluated for potential non-compete clauses.

•	Most supplier agreements were either canceled or converted to Susser Holdings agreements in early 2008.

Susser Holdings Corporation

October 8, 2008

•	No long-term customer contracts exist. Sales in the convenience store industry are generally on a cash, walk-in basis.

•	We plan to re-brand the TCFS stores from the Town & Country brand to our own Stripes brand, and do not plan to use other TCFS Holdings’ trade names on a long-term basis.

Third party valuations are being performed during 2008, which may result in adjustments to original estimates.

The only adjustment made to goodwill through the second quarter of 2008 was $0.5 million related to an adjustment to asset retirement obligations for underground storage tanks. Further adjustments to goodwill related to the finalization of purchase price allocation, including potential assignment of value to other intangible assets, are expected to be made during the third quarter of 2008. We have disclosed in Note 4 that we would be making valuation adjustments to other intangible assets in our 2008 financial statements.

Note 11. Long-Term Debt, page F-21

13.	We note the new credit agreements signed in connection with your acquisition of TCF Holdings LLC in 2007. Please tell us if there are any cross-default provisions on your senior unsecured notes and your new credit facilities. If there are, please disclose the existence of any cross-default provisions on your credit facilities and the repercussions of not meeting these and other restrictive covenants on your debt agreements. Also, please disclose the amount of retained earnings or net income restricted or available. Refer to Rule 4-08(c) and (e) of Regulation S-X.

Response

The customary events of default under the senior credit facility are described on page 48 of the Form 10-K and specifically reference the cross-default provisions contained in the senior credit facility. In addition, we go into detail regarding the existence of the provisions and the repercussions of not satisfying the negative and financial covenants contained in the senior credit facility, as well as outstanding bond indebtedness, in the risk factor dedicated to this topic on pages 23 and 24 of the Form 10-K: “The restrictive covenants in our revolving credit and term loan facilities and the indenture governing our 10-5/8% senior notes may affect our ability to operate our business successfully.” In response to the remainder of the Staff’s comment, the Company supplementally advises the Staff that a calculation of the specific amount of net assets of its consolidated and unconsolidated subsidiaries that are restricted from transfer to the Company is impracticable. Such a calculation would require the Company to make numerous estimates and assumptions, and is further complicated by the fact that the agreements governing the Company’s debt facilities contain numerous overlapping restrictions or incurrence tests. Given the number of restrictions to which the Company’s ability and the ability of its subsidiaries to pay dividends or make advances is subject, the Company does not believe that more specific disclosure would be meaningful to investors. Nevertheless, for fiscal 2007, the restrictive covenants would not have prevented the Company from distributing all of its retained earnings and net income as a dividend to shareholders.

Note 17. Income Tax, page F-29

Note 18. Shareholders’ Equity, page F-31

14.	We note disclosure of your conversion from a limited liability corporation to a “C” corporation on October 24, 2006. Please explain how you accounted for the accumulated

Susser Holdings Corporation

October 8, 2008

losses and whether they have been classified as paid-in-capital upon your conversion to the new capital structure.

Response

As of October 24, 2006, the date of conversion to a “C” corporation, the Company had accumulated income of $2,993 thousand. As a result, no reclassification to paid-in-capital was necessary. The Company recorded losses, post-conversion, of $8,389 thousand, resulting in an accumulated retained deficit of $5,396 thousand as of December 31, 2006.

Note 20. Segment Reporting, page F-35

15.	Please disclose whether operating segments have been aggregated as required by paragraph 26 of SFAS 131.

Response

The Company has not aggregated operating segments in determining reportable segments under SFAS 131. All operating segments that meet the quantitative threshold in paragraph 18 of SFAS 131 have been separately disclosed as a reportable segment in Note 20. We will modify the first sentence under segment reporting as follows: “ The Company operates its business in two primary operating segments, both of which are included as reportable segments.” This disclosure will be modified prospectively beginning with the Form 10-Q for the quarter ended September 28, 2008.

Exhibits 31.1 and 31.2

16.	Please revise the certifications filed as Exhibits 31.1 and 31.2 so the language is identical to the language included in Item 601(b)(31) of Regulation S-K. For example, in paragraph 4 you have omitted the reference to internal control over financial reporting. Further, the certifications have been executed by the company rather than by the officers in their individual capacities, as required. Please note these are examples only. Please re-file the complete Form 10-K, along with new certifications.

Response

As the referenced certifications were contained in our first Form 10-K in which we were required to include management’s report on internal control over financial reporting, we request that we be allowed to file a Form 10-K/A in accordance with the SEC’s Compliance & Disclosure Interpretations, Regulation S-K, Item 246.13.

Form 10-Q for the Period Ended June 29, 2008

Form 10-Q for the Period Ended March 30, 2008

Property and Equipment, page F-8

17.

We note disclosure on page F-8 of your Form 10-K for the fiscal year ended December 30, 2007 that you changed your estimates for the depreciable lives of building from 20 years to 40 years and for underground storage tanks from 15 years to 30 years effective December 31, 2007, or fiscal 2008. The changes disclosed appear to represent significant changes in your current estimates of depreciable lives for these groups of asset categories. Please tell us how these changes in estimates have impacted your results of operations in 2008 and provide us with your analysis quantifying the impact of the change. Further, please tell us

Susser Holdings Corporation

October 8, 2008

what consideration was given to providing disclosure pursuant to paragraph 22 of SFAS 154. See also paragraphs 19 through 21 of SFAS 154.

Response

In reviewing the proper lives to be used for the depreciation of buildings we considered the lives employed by other companies in our industry as well as the actual period of time that the buildings should be (and are) lasting. Other companies in the convenience store industry are using lives between 33 and 40 years. In analyzing our 337 legacy Stripes stores as of the end of Fiscal 2007, we found that four stores were over 50 years old, 10 stores were 40 to 50 years old, and 75 stores were 20 to 30 years old. In addition, our Company has been building stores that are larger, subject to stricter building codes, and constructed of more durable materials. Based on these considerations, we determined that a more appropriate depreciable life for buildings is 40 years. For the quarters ended March 30, 2008 and June 29, 2008, the impact to depreciation expense was a decrease of approximately $164 thousand per quarter.

For underground storage tanks, the analysis was based on the fact that the company no longer installs the older style steel storage tanks. Currently the Company installs composite tanks or jacketed tanks, and also has a number of fiberglass tanks in place. The Company believes that the fiberglass, composite and jacketed tanks will last longer than the previous 15-year life. In addition, the warranty period for these types of tanks is typically 30 years, further supporting our conclusion. As a result, a life of 30 years is being used for fiberglass, composite and jacketed tanks. For the quarters ended March 30, 2008 and June 29, 2008, the impact of the estimated change in useful life was a decrease in depreciation expense of approximately $54 thousand per quarter.

Exhibits 31.1 and 31.2

18.	Please revise the certifications filed as Exhibits 31.1 and 31.2 so the language is identical to the language included in Item 601(b)(31) of Regulation S-K. For example, in paragraph 4(b) you refer to generally accepted accounting “practices” instead of generally accepted accounting principles. Further, the certifications have been executed by the company rather than by the officers in their individual capacities, as required. Please note these are examples only. Please re-file the complete Forms 10-Q, along with new certifications.

Response

Along with filing a Form 10-K/A as proposed in our response to question 16 above, we request that we also be allowed to file Forms 10-Q/A in accordance with the SEC’s Compliance & Disclosure Interpretations, Regulation S-K, Item 246.13.

In connection with our responses to your comments, the company acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

As discussed above, we would request that any changes required to disclosures be made on a prospective basis beginning with the Form 10-Q for the quarter ended September 28, 2008. Please let us know if you have additional questions or if you require further clarification of our responses above. I can be reached at (361) 693-3743 or msullivan@susser.com.

Susser Holdings Corporation

October 8, 2008

Sincerely,

/s/ Mary E. Sullivan

Mary E. Sullivan

Executive Vice President and Chief Financial Officer

Susser Holdings Corporation

cc:	Mr. Sam L. Susser, Chief Executive Officer
Mr. Bob Pickering, Ernst & Young LLP
Mr. Rod Miller, Weil, Gotshal & Manges LLP

Susser Holdings Corporation

ATTACHMENT A

Application of Critical Accounting Estimates

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Critical accounting policies are those we believe are both most important to the portrayal of our financial condition and results, and require our most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Judgments and uncertainties affecting the application of those policies may result in materially different amounts being reported under different conditions or using different assumption. Our significant accounting policies are described in Note 2 to our Audited Consolidated Financial Statements. We believe the following policies to be the most critical in understanding the judgments that are involved in preparing our consolidated financial statements.

Business Combinations and Intangible Assets Including Goodwill. We account for acquisitions using the purchase method of accounting and accordingly, assets acquired and liabilities assumed are recorded at their estimated fair values at the acquisition date. The excess of purchase price over fair value of net assets acquired, including the amount assigned to identifiable intangible assets, is recorded as goodwill. Given the time it takes to obtain pertinent information to finalize the acquired company’s balance sheet, it may be several quarters before we are able to finalize those initial fair value estimates. Accordingly, it is not uncommon for the initial estimates to be subsequently revised. The results of operations of acquired businesses are included in the Consolidated Financial Statements from the acquisition date.

Our recorded identifiable intangible assets primarily include the estimated value assigned to certain customer related and contract-based assets. Identifiable intangible assets with finite lives are amortized over their estimated useful lives, which is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of the Company. Debt issuance costs are amortized using the effective interest method over the term of the debt. Supply agreements are amortized on a straight-line basis over the remaining terms of the agreements, which generally range from five to fifteen years. Favorable/unfavorable lease arrangements are amortized on a straight-line basis over the remaining lease terms. The fair value of the Laredo Taco Company trade name is being amortized on a straight-line basis over fifteen years. The determination of the fair market value of the intangible asset and the estimated useful life are based on an analysis of all pertinent factors including (1) the use of widely-accepted valuation approaches, the income approach or the cost approach, (2) the expected use of the asset by the Company, (3) the expected useful life of related assets, (4) any legal, regulatory or contractual provisions, including renewal or extension period that would cause substantial costs or modifications to existing agreements, and (5) the effects of obsolescence, demand, competition, and other economic factors. Should any of the underlying assumptions indicate that the value of the intangible assets might be impaired, we may be required to reduce the carrying value and subsequent useful life of the asset. If the underlying assumptions governing the amortization of an intangible asset were later determined to have significantly changed, we may be required to adjust the amortization period of such asset to reflect any new estimate of its useful life. Any write-down of the value or unfavorable change in the useful life of an intangible asset would increase operating costs and expense at that time.

At December 30, 2007, we had $248.8 million of goodwill recorded in conjunction with past business combinations. Under the accounting rules for goodwill, this intangible asset is not amortized. Instead, goodwill is subject to annual reviews on the first day of the fourth fiscal quarter for impairment at a reporting unit level. The reporting unit or units used to evaluate and measure goodwill for impairment are determined primarily from the manner in which the business is managed or operated. A reporting unit is an operating segment or a component that is one level below an operating segment. In accordance with SFAS No. 142 “Goodwill and Other Intangible Assets” (SFAS No. 142), we have assessed the reporting unit definitions and determined that our Retail and Wholesale operating segments are the appropriate reporting units for testing goodwill impairment.

Because quoted market prices for our reporting units are not available, management must apply judgment in determining the estimated fair value of these reporting units for purposes of performing the periodic goodwill impairment test. Management uses all available information to make these fair value determinations, including the present values of expected future cash flows using discount rates commensurate with the risks involved in the assets and observed market multiples of operating cash flows and net income. In addition, if the estimated fair value of a reporting unit is less than the book value (including the goodwill), further judgment must be applied in determining the fair values of individual assets and liabilities for purposes of the hypothetical purchase price allocations. Management will use all available information to make these fair value determinations. At year-end 2007, the estimated fair values for our Retail and Wholesale reporting units ranged from 38% to 595% higher than recorded net book values (including goodwill) of the reporting units. However, a lower fair value estimate in the future for any of these reporting units could result in an impairment.

Property and Equipment. We calculate depreciation on property, plant and equipment using the straight-line method based on the estimated useful lives of the assets ranging from three to forty years. Changes in the estimated useful lives of our property, plant and equipment could have a material effect on our results of operations. The estimates of the assets’ useful lives require our judgment regarding assumptions about the useful life of the assets being depreciated. When necessary, the depreciable lives are revised and the impact on deprecation is treated on a prospective basis. Changes in the estimated life of assets could have a material effect on our results of operations. Effective December 31, 2007, our estimate of depreciable lives for buildings and underground storage tanks was modified to more closely reflect our actual experience. We now depreciate buildings over forty years instead of twenty years, and underground storage tanks over thirty years instead of fifteen years. This change is estimated to have an annual impact of approximately $0.9 million reduction in depreciation expense beginning in Fiscal 2008.

Long-Lived Assets and Assets Held for Sale. Long-lived assets at the individual store level are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. If indicators exist, we compare the estimated discounted future cash flows related to the asset to the carrying value of the asset. If impairment is indicated, we then would write down the asset to its net realizable value (fair value less cost to sell). Assumptions are made with respect to cash flows expected to be generated by the related assets based upon projections. Any changes in key assumptions used to compile these projections, particularly store performance or market conditions, could result in an unanticipated impairment charge. For instance, changes in market demographics, traffic patterns, competition and other factors may impact the overall operations of certain individual store locations and may require us to record impairment charges in the future.

Store properties that have been closed and other excess real property are recorded as assets held for sale, and are written down to the lower of cost or estimated net realizable value at the time we close such stores or determine that these properties are in excess and intend to offer them for sale. We estimate the net realizable value based on our experience in utilizing or disposing of similar assets and on estimates provided by our own and third-party real estate experts. Although we have not experienced significant changes in our estimate of net realizable value, changes in real estate markets could significantly impact the net values realized from the sale of assets.

Insurance Liabilities. We use a combination of self-insurance and third-party insurance with predetermined deductibles that cover certain insurable risks. Our liability represents an estimate of the ultimate cost of claims incurred as of the balance sheet dates. The estimated undiscounted liability is established based upon analysis of historical data and include judgments and actuarial assumptions regarding economic conditions, the frequency and severity of claims, claim development patterns and claim management and settlement practices. Although we have not experienced significant changes in actual expenditures compared to actuarial assumptions as a result of increased costs or incidence rates, such changes could occur in the future and could significantly impact our results of operations and financial position.

Asset Retirement Obligations. We recognize the estimated future cost to remove an underground storage tank over the estimated useful life of the storage tank in accordance with the provisions of SFAS No. 143, Accounting for Asset Retirement Obligations. We record a discounted liability for the fair value of an asset retirement obligation with a corresponding increase to the carrying value of the related long-lived asset at the time an underground storage tank is installed. We amortize the amount added to property and equipment and recognize accretion expense in connection with the discounted liability over the remaining life of the tank. We base our estimates of the anticipated future costs for removal of an underground storage tank on our prior experience with removal. We periodically compare our cost estimates with actual removal experience, and when the actual costs we experience differ from our original estimates, we will adjust the liability for estimated future costs to remove the underground storage tanks.

Environmental Liabilities and Related Receivables. Environmental reserves reflected in the financial statements are based on internal and external estimates of costs to remediate sites related to the operation of underground storage tanks. We determine our liability on a site-by-site basis and record a liability when it is probable and can be reasonably estimated. Factors considered in the estimates of reserves are the expected cost and the estimated length of time to remediate each contaminated site. The estimated liability is not discounted. Certain environmental expenditures incurred for investigation and remediation of motor fuel sites are eligible for refund under the reimbursement programs administered by TCEQ. A related receivable is recorded for estimated probable reimbursements. Environmental expenditures not eligible for refund from the TCEQ may be recoverable in whole or part from a third party or from our insurance, in which case we have recorded a liability for our net estimated exposure. The adequacy of the liability is evaluated quarterly and adjustments are made based on updated experience at existing rates, newly identified sites and changes in governmental policy. Changes in laws and regulations, the financial condition of the state trust funds and third-party insurers and actual remediation expenses compared to historical experience could significantly impact our results of operations and financial position.

Vendor Allowances and Rebates. We receive payments for vendor allowances, volume rebates, and other supply arrangements in connection with various programs used by vendors to promote their products. We often receive such allowances and rebates on the basis of quantitative contract terms that vary by product and vendor or directly on the basis of purchases made. As a result, we are required to make assumptions and judgments regarding, for example, the likelihood of attaining specified levels of purchases or selling specified volumes of products, and the duration of carrying a specified product. Earned payments are recorded as a reduction to cost of sales or expenses to which the particular payment relates. Unearned payments are deferred and amortized as earned over the term of the respective agreement.

Stock-Based Compensation. The Company has granted incentive options for a fixed number of units to certain employees. Prior to January 2, 2006, we accounted for options in accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB Opinion No. 25. We adopted SFAS 123(R), Share-Based Payment, at the beginning of fiscal 2006 as a private company, and as such are applying SFAS 123(R) prospectively to newly issued stock options. Stock-based compensation expense for all awards granted after January 2, 2006 is based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). We recognize this compensation expense net of an estimated forfeiture rate over the requisite service period of the award, which is generally the vesting term of five years. We utilize historical forfeiture rates to estimate the expected forfeiture rates on our incentive options. If actual forfeiture rates were to differ significantly from our estimates, it could result in significant differences between actual and reported compensation expense for our incentive options.

SFAS 123(R) requires the use of a valuation model to calculate the fair value of stock option awards. We have elected to use the Black-Scholes option pricing model, which incorporates various assumptions, including volatility, expected term, and risk-free interest rates. The volatility is based on a blend of historical volatility of our common stock and the common stock of one of our peers over the most recent period commensurate with the estimated expected term of our stock options. We incorporate the volatility rates of one of our peers in our calculation due to the short period of time our stock has been publicly traded. As the trading history of our stock lengthens, we will incorporate more of our history and less of our peer’s history. The expected term of an award is based on the terms and conditions of the stock awards granted to employees. The dividend yield of zero is based on the fact that we have never paid cash dividends and have no present intention to pay cash dividends. If different factors for volatility, expected term or dividend yield were utilized, it could significantly change the fair value assigned to stock-based award at their grant date.

Income Taxes. Prior to October 24, 2006, the Company and its predecessors were organized as a partnership, and therefore income or loss was reported in the tax returns of its members, and no recognition was given to income taxes in the consolidated financial statements of the Company. Beginning October 24, 2006, all of our operations, including subsidiaries, are included in a consolidated Federal income tax return. Pursuant to SFAS No. 109, we recognize deferred income tax liabilities and assets for the expected future income tax consequences of temporary differences between financial statement carrying amounts and the related income tax basis. These balances, as well as income tax expense, are determined through management’s estimations, interpretation of tax law for multiple jurisdictions and tax planning. If the Company’s actual results differ from estimated results due to changes in tax laws, the Company’s effective tax rate and tax balances could be affected. As such these estimates may require adjustment in the future as additional facts become known or as circumstances change.

The Financial Accounting Standards Board issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109 (“FIN48”) effective for fiscal years beginning after December 15, 2006. FIN 48, which the Company adopted as of January 2, 2007, requires recognition and measurement of uncertain tax positions that the Company has taken or expects to take in its income tax returns. The benefit of an uncertain tax position can only be recognized in the financial statements if management concludes that it is more likely than not that the position will be sustained with the tax authorities. For a position that is likely to be sustained, the benefit recognized in the financial statements is measured at the largest amount that is greater than 50 percent likely of being realized. In determining the future tax consequences of events that have been recognized in our financial statements or tax returns, judgment is required. Differences between the anticipated and actual outcomes of these future tax consequences could have a material impact on our consolidated results of operations or financial position.